

Mail Stop 3561

May 17, 2010

Via U.S. Mail and Facsimile at (206) 674-3459

Bradley S. Powell
Chief Financial Officer
Expeditors International of Washington, Inc.
1015 Third Avenue, 12th Floor
Seattle, WA 98104

Re: **Expeditors International of Washington, Inc.**
    Definitive Proxy Statement on Schedule 14A
    Filed March 19, 2010
    File No. 000-13468

Dear Mr. Powell:

   We have reviewed your response to our comments issued on May 6, 2010 and have the following additional comment.

Executive Compensation, page 13
Targeted Overall Compensation, page 14

1. While we note your response to our prior comment 1, it appears that you are using compensation data about other companies in your compensation decisions. For guidance refer to Compliance and Disclosure Interpretation 118.05 of Regulation S-K. In future filings please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you or please advise. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

* * * * *

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Julie Rizzo at (202) 551-3574 or me at (202) 551-3750.

Regards,

Max A. Webb
Assistant Director